EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Commercial Operation of Phase I Red Lily Wind Project

OAKVILLE, ON, Feb. 28 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the achievement of commercial operation (“Commercial Operation”) of the 26.4 MW Phase I Red Lily Wind Project (“Red Lily I”) in south-eastern Saskatchewan pursuant to the Power Purchase Agreement (“PPA”) with SaskPower. The project was completed ahead of schedule and is now successfully generating renewable power.

Red Lily I consists of 16 Vestas V82 wind turbine generators. The total capital cost of the facility was approximately $69 million. Red Lily I enjoys an excellent wind resource, which under the power purchase agreement with SaskPower is expected to generate 2011 revenues of $7.5 million and full year 2012 revenues of $8 million. The power purchase agreement with SaskPower is for a 25 year term, with an annual inflation adjustment applied throughout the term.

APUC’s electrical generation subsidiary Algonquin Power Co. (“APCo”) provided services related to the development and construction of the facility and will continue providing ongoing operation and supervision services to the facility.

APUC’s commitment in Red Lily I has been structured initially as a debt investment with total returns to APUC being a combination of interest payments and fees. APUC retains an option to formally exchange its debt investment for a 75% equity interest in the entity which owns the facility in 2016.

“We are pleased that our contribution and significance in the Canadian clean, renewable energy business continues to grow with our investment in the Province of Saskatchewan”, commented Ian Robertson, Chief Executive Officer of APUC. “The successful completion of Red Lily I reinforces APUC’s strategic focus on growth through the investment in, and development of green-field renewable power projects, and underpins the targeted growth in cash-flow from our power business.”

In addition to Red Lily I, additional land rights have been secured for a second phase of the project, which, should it proceed, would provide an additional 106 MW of generating capacity.

Prior to APCo assuming development and construction responsibility, Red Lily I was originated by Gaia Power Inc.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.